UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Enclosed hereto and incorporated herein by reference are copies of the following items in connection with Galapagos NV’s Special Shareholders’ Meeting and Extraordinary Shareholders’ Meeting that will each be held on Tuesday, October 22, 2019 at 2 p.m. (CEST), at the registered office of Galapagos NV.

The information contained in this report on Form 6-K, including Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-230639) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263 and 333-231765). The information contained in Exhibit 99.1 to this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit

Exhibit 99.1.	Press release dated September 20, 2019

Exhibit 99.2.	Convening Notice for the Special and Extraordinary Shareholders’ Meetings of Galapagos NV to be held on October 22, 2019 (English translation)

Exhibit 99.3.	Proxy Form for the Special and Extraordinary Shareholders’ Meetings to be held on October 22, 2019

Exhibit 99.4.	Depositary’s Notice of the Special and Extraordinary Shareholders’ Meetings to be held on October 22, 2019

Exhibit 99.5.	Voting Instructions for holders of American Depositary Shares in connection with the Special and Extraordinary Shareholders’ Meetings to be held on October 22, 2019

Exhibit 99.6	Notification of Participation Form in connection with the Special and Extraordinary Shareholders’ Meetings to be held on October 22, 2019

Exhibit 99.7	Professional Qualifications of Mr. Daniel O’ Day (Director Nominee) and Dr. Linda Higgins (Director Nominee) for the Special Shareholders’ Meeting to be held on October 22, 2019

Exhibit 99.8	Special Report of the Board of Directors of Galapagos NV in connection with the Extraordinary Shareholders’ Meeting to be held on October 22, 2019 (English translation)

Exhibit 99.9	Special Report of the Board of Directors of Galapagos NV in connection with the Extraordinary Shareholders’ Meeting to be held on October 22, 2019 (English translation)

Exhibit 99.10	Overview of Outstanding Shares and Voting Rights for the Special and Extraordinary Shareholders’ Meetings of Galapagos NV to be held on October 22, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: September 20, 2019	/s/ Xavier Maes
Xavier Maes
Company Secretary